Exhibit 98.1

Report and Summary

AX100 and AX101

Aerkomm Technology and Technical Group Assessment

Notes attached as Annex(s)

Summary

Aerkomm's AX100 glass backplane + custom ASIC(s) + FPGA modem technology has unique technical characteristics that render the technology substantially novel. While the technology is nascent, it has proven itself in prototype implementation as functional. Despite the technology's relative immaturity, it incorporates some features that I would not expect to find until a 2nd or 3rd generation iteration of the technology. The technology is relatively power hungry, excessively thermally loading. However, there is substantial opportunity in a technological roadmap to improve performance in this area. While the technology has proven itself in a single-channel solution implementation careful, novel design work will be required to avoid linear costs on size, power, heat, etc., when solving for multi-channel, multi-constellation.

An evaluation of a PCB Aerkomm AX101 solution is less certain due to the immature nature of the solution. On the positive, PCB solutions by other manufacturers are available, so the possibility of success in understood and Aerkomm's initial AX101 design seems consistent with other manufacturers design successes. Additionally, Aerkomm benefits from its understanding gained in the AX100 design, and reuse of existing Aerkomm designed ASIC(s) and FPGA to populate the AX101. On the negative, the Aerkomm design and implementation prototype is still pending so a thorough evaluation is not possible.

The Aerkomm team demonstrate a strong understanding of the technical solution space, breadth across the technical solution space, and a high degree of across-the-board experience. Any weakness would be in not being deep enough in staff headcount; spreading the expertise across too many concurrent projects.

Overall, I would have high confidence in Aerkomm developing one or more successful solutions to address the emerging niche terrestrial terminal ESA market.

All investigation and evaluation were performed remotely via video telepresence. No direct observations of equipment, personnel or facilities were made.